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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 1 July 2004

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Issued by: BHP Billiton Plc

To:
London Stock Exchange
Johannesburg Stock Exchange
New York Stock Exchange

Date: 1 July 2004

For Release: Immediately

Contact: Ines Watson - +44 (0)20 7802 4176

Notification of interests of directors

BHP Billiton Plc announces the following transaction made by Billiton ESOP Trustee Limited, as trustee of the Billiton Employee Share Ownership Trust, in Ordinary shares of US$0.50 in BHP Billiton Plc.

Date of                  Type of               Number of       Price per             Date
Transaction          Transaction        Shares             Share                  Notified

23 June 2004         Purchase           3,890,000      US $5.09658841   30 June 2004

This transaction was made on behalf of the Billiton Employee Share Ownership Trust (not any director of BHP Billiton Plc subject to the Company's Securities Dealing Code). The shares were purchased by the BHP Billiton ESOP Trustee from Nelson Investment Limited.

Following the above transactions Messrs C W Goodyear and M Salamon have an interest in the balance held by the Trust of 4,105,154 shares as potential beneficiaries of the Trust.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 1 July 2004